APPROVAL OF AMENDMENT TO FIDELITY BOND

RESOLVED, that the appropriate officers of the Trust are authorized and directed to amend the Trust’s joint fidelity bond to update the current series of the Trust; and it is

RESOLVED FURTHER, that the Secretary or any Assistant Secretary of the Trust is directed to make the filings and give the notices required by Rule 17g-1 under the Investment Company Act of 1940; and it is

RESOLVED FURTHER, that the proper officers of the Trust be, and each of them is, authorized to execute such documents and to take such further actions in the name of the Trust and on its behalf as they, or any of them, may determine to be necessary or desirable and proper, with the advice of counsel, in connection with or in furtherance of the foregoing resolutions.

ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 11

INSURED		BOND NUMBER

Investment Managers Series Trust		07873114B
EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE

May 27, 2015	December 31, 2014 to December 31, 2015

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Rider No. 8 to this Bond is hereby deleted in its entirety and replaced by this Rider No. 11, effective as of 12:01 a.m. on May 27, 2015, Standard Time at the Principal Address.

It is further understood and agreed that, notwithstanding anything to the contrary in General Agreement A of this Bond, Item 1 of the Declarations shall include any Newly Created Investment Company Series, provided that the Insured shall submit to the Underwriter, at least annually, a list of all Newly Created Investment Company Series, the estimated annual assets of each Newly Created Investment Company Series, and copies of any prospectuses and statements of additional information relating to such Newly Created Investment Company Series, unless said prospectuses and statements of additional information have been previously submitted.

For purposes of this Rider, “Newly Created Investment Company Series” shall mean any series of an Investment Company named as an Insured, which series is declared effective by the SEC after the inception date of this Bond.

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.